THOMAS MARTIN (612) 340-8706 FAX (612) 340-7800 martin.tom@dorsey.com
August 16, 2012
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Re:     Heartland Financial USA, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:

Accompanying this letter and filed electronically by EDGAR is a registration statement on Form S-4 (the “Registration Statement”) relating to the issuance of shares of the Common Stock, $1.00 par value, of Heartland Financial USA, Inc., a publicly held Delaware corporation and bank holding company (the “Registrant”), in connection with the merger (the “Merger”) of First Shares, Inc., a small Wisconsin corporation and bank holding company (“Target”), with and into the Registrant.

We would appreciate your sending any correspondence relating to the Registration
Statement to the undersigned by e-mail to martin.tom@dorsey.com (or by facsimile to (952)
516-5653)) with a copy to Janet Quick, Senior Vice President and Chief Accounting Officer of the Registrant, at jquick@htlf.com (or by facsimile to (563) 589-1951).

Please note that the Merger does not require a vote of shareholders of the Registrant. Please also note that the Registrant is a multi-bank holding company operating from 64 offices and had assets of $4.3 billion at December 31, 2011, and generated income from continuing operations, before income taxes, extraordinary items and cumulative effect of change in accounting principles, of $38.3 million for the year ended December 31, 2011. The Target is a one bank holding company operating from three offices with approximately $130 million of assets at December 31, 2011 and income from continuing operations, before income taxes, extraordinary items and cumulative effect of change in accounting principles of $442 thousand for the year ended December 31, 2011. The purchase price in the Merger is expected to be approximately $11 million. Accordingly, under the significance tests of Regulation S-X, Rule 1-02(w):

(1) Investment/Registrant Assets = $11 million/$4.3 billion     =             0.25%
(2) Target Assets/Registrant Assets = $130 million/$4.3 billion     =            3.02%
(3) Target Operating Income/Registrant Operating Income = $442,000/$38,300,000 =1.15%

Accordingly, the operations of the Target are very insignificant under the tests applicable to the inclusion of financial information set forth in Rule 3-05(b)(2) of Regulation S-X (the Registration

Securities and Exchange Commission August 16, 2012 Page 2

Statement is being filed because the Target, as a 100 year old community bank, has over 450 shareholders).

Financial statements and related information related to the Registrant, an S-3 eligible, accelerated filer that is current in its reports, is incorporated by reference into the registration statement in accordance with Items 10 and 11 of Form S-4. In accordance with Item 17(b)(ii), and because the shareholders of the Registrant are not voting in connection with the Merger and the Target is not significant above the 20% level, financial statements of the Target are omitted. Further, in accordance with the Commission's Telephone Interpretations under Regulation M-A, and particularly the answer to question 2 of Section H of those interpretations, information relating to the Target that would be required under items 301, 302, 303, 304(b) and 305 of Regulation S-K is also omitted.

Please let us know whether the enclosed will be subject to review at your earliest convenience.

Very truly yours,

Thomas Martin
TM:tlg